SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Men's Wearhouse, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587118100
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,278,845 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,278,845 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,278,845 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 7, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 15, 2013 ("Amendment No. 1"), and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on January 14, 2014 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value (the "Common Stock") of The Men's Wearhouse, Inc., a Texas corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented by the addition of the following:

On February 24, 2014, the Issuer amended its January 6, 2014 offer to acquire Jos. A. Bank to, among other things, increase the offer price from $57.50 to $63.50 per share (the "Amendment") and announced a willingness to further increase the price to $65.00 per share.

On February 24, 2014, Eminence Capital and certain of its affiliates (the "Eminence Parties") entered into an agreement with the Issuer and Java Corp., a Delaware corporation wholly owned by the Issuer (the "Agreement"). Pursuant to the Agreement, the Eminence Parties agreed to, among other things, (i) cease all efforts in furtherance of the preliminary solicitation statement filed by the Eminence Parties with the SEC on November 15, 2013 and any related solicitation of the Issuer's stockholders in connection therewith, (ii) withdraw its demand to inspect the stockholder list and books and records of the Issuer and (iii) a customary standstill provision, which is described in more detail below.

During the Standstill Period (as defined in the Agreement), the Eminence Parties agreed not to, among other things: (i) solicit or participate in the solicitation of proxies or written consents of the Issuer's stockholders; (ii) form or join in any group with respect to the Common Stock other than solely with the Eminence Parties or their respective affiliates; (iii) without the prior written approval of the board of directors of the Issuer (the "Board"), effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or knowingly support, assist or facilitate any other person to effect or seek, offer or propose to effect, or cause or participate in, any (subject to certain exceptions) (a) tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or its subsidiaries; (b) form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Issuer or (c) form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (iv) as a result of acquiring beneficial ownership of any Voting Securities (as defined in the Agreement), become a beneficial owner of more than 10% of the Issuer's Common Stock. Further, pursuant to the Agreement, until the end of the Standstill Period, the Eminence Parties shall cause, in the case of all shares owned of record, and shall instruct the record owner, in the case that the Eminence Parties beneficially own, but does not own of record, such shares of Common Stock, to be present for quorum purposes and to be voted, at each meeting of stockholders (x) for all of the directors nominated by the Board for election and (y) in accordance with the recommendation of the Board on any proposals of any other stockholder of the Issuer that is also proposing one or more nominees for election to Board at such meeting.

The foregoing summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 5 to this Amendment No. 3 and is incorporated by reference herein.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Paragraphs (a) – (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,684,200 shares of Common Stock, constituting approximately 9.9% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 47,465,192 shares of Common Stock outstanding (which number excludes 23,052,987 shares classified as treasury stock) as of December 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC Commission on December 12, 2013.

(b)

(i) Eminence Capital:
(a)	As of the date hereof, Eminence Capital may be deemed the beneficial owner of 4,684,200 shares of Common Stock.
Percentage: Approximately 9.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,684,200 shares of Common Stock
3. Sole power to dispose or direct the disposition
4. Shared power to dispose or direct the disposition: 4,684,200 shares of Common Stock

(ii) Eminence GP:
(a)	As of the date hereof, Eminence GP may be deemed the beneficial owner of 4,278,845 shares of Common Stock.
Percentage: Approximately 9.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,278,845 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0

CUSIP No. 587118100	SCHEDULE 13D/A	Page 7 of 9 Pages

4. Shared power to dispose or direct the disposition: 4,278,845 shares of Common Stock

(iii) Mr. Sandler
(a)	As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 4,684,200 shares of Common Stock.
Percentage: Approximately 9.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,684,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 4,684,200 shares of Common Stock

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On February 24, 2014, the Issuer and the Reporting Persons entered into the Agreement, the terms of which are described in Item 4 of this Amendment No. 3. A copy of such agreement is attached as Exhibit 5 to the Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description
5	Agreement, dated February 24, 2014.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 24, 2014

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Chief Executive Officer of Eminence Capital, LLC,
and as Managing Member of Eminence GP, LLC

CUSIP No. 587118100	SCHEDULE 13D/A	Page 9 of 9 Pages

Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS SINCE AMENDMENT NO. 2

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 2 by any of the Reporting Persons. The following transactions were not effected in the open market, but were rather effected by the Reporting Persons internally for the purpose of rebalancing their holdings among the Eminence Funds and the SMA.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
2/3/2014	(378)	48.04
2/3/2014	378	48.04